UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFOSONICS CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

456784 10 7

(CUSIP Number)

Joseph Ram

5880 Pacific Center Drive

San Diego, California 92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456784 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Ram

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,600,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,600,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.1%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 540,000 shares of common stock owned by Ram Grantor Retained Annuity Trust, of which Mr. Ram is trustee.  These 540,000 shares are also reported in Ram Grantor Retained Annuity Trust’s Schedule 13G.  See Items 5(a) and (b) below.

Item 1.	Security and Issuer
(a) Name and address of principal executive offices of Issuer:
InfoSonics Corporation 5880 Pacific Center Drive San Diego, California 92121
(b) Title and class of equity securities:
Common Stock, $0.001 par value (the “Common Stock”)
Item 2.	Identity and Background
(a) Name of person filing:
Joseph Ram
(b) Residence or Business Address:
5880 Pacific Center Drive San Diego, California 92121
(c) Principal occupation:
Chief Executive Officer and Director of InfoSonics Corporation
(d) Criminal proceedings:
During the last five years, Mr. Ram has not been convicted in any criminal proceeding.
(e) Civil Proceedings:

During the last five years, Mr. Ram has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization:
California, USA
Item 3.	Source and Amount of Funds or Other Consideration
Mr. Ram received 2,400,000 shares of stock in the Company for services rendered. In April 2004 Mr. Ram transferred 540,000 shares to Ram Grantor Retained Annuity Trust.
On or about April 5, 2001, Mr. Ram was granted 200,000 currently exercisable options at an exercise price of $1.70.
Item 4.	Purpose of Transaction
The Reporting Person does not have any plans or proposals that relate to or would result in:
a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the Issuer;
f. Any other material change in the Issuer’s business or corporate structure;
g. Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

j. Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a) Number of shares beneficially owned and percent of class and (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

As of the date of the Reporting Event, the Reporting Person beneficially owned 2,600,000 shares of the Issuer’s stock comprising approximately 48.1% of the outstanding shares of the Issuer.  The percentage used herein was calculated based upon the Issuer’s initial public offering (the “IPO”) of 2,000,000 shares of Common Stock and assumes a total of 5,212,000 shares of Common Stock outstanding following the successful completion of the IPO.

The 2,600,000 shares and currently exercisable options said to be held by Mr. Ram include 540,000 shares of common stock owned by Ram Grantor Retained Annuity Trust, of which Mr. Ram is trustee.  By reason of his position as trustee, Mr. Ram may be deemed for purposes of Section 13(d) of the Securities Exchange Act of 1934 to beneficially own all shares of the Company held of record by the Ram Grantor Retained Annuity Trust.

The Reporting Person has sole voting and dispositive powers with respect to all shares of the Issuer’s Common Stock held in his own name, as well as those shares held of record by the Ram Grantor Retained Annuity Trust.

(c) Recent transactions:
N/A
(d) Rights with respect to dividends or sales proceeds:
N/A
(e) Date of cessation of five percent beneficial ownership:
N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to the securities of the Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.
Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24 2004
Date
/s/ Joseph Ram
Signature
Joseph Ram, Individually
Name/Title